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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

1. Name and Address of Reporting Person* Rice, Philip L. *(Last) (First) (Middle)* National City Corporation 1900 East 9th St. *(Street)* Cleveland, OH 44114 *(City) (State) (Zip)*	**2. Issuer Name and Ticker or Trading Symbol** National City Corporation (NCC) **4. Statement for Month/Day/Year** November 1, 2002 **6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)* ☐ Director ☐ 10% Owner ☒ Officer *(give title below)* ☐ Other *(specify below)* Executive Vice President	**3. I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)* **5. If Amendment, Date of Original** *(Month/Day/Year)* **7. Individual or Joint/Group Filing** *(Check Applicable Line)* ☒ Form Filed by One Reporting Person ☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock								30,724.000	D	
Common Stock								60.000	I	by Daughter
Common Stock								60.000	I	by Son
Common Stock								60.000	I	By Son 2
Common Stock (NCC 401(k) Plan)								17,045.694	D	
Common Stock (Restricted Stock)								4,727.000	D	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Options (Rights to Buy)							
Units of interest in the NCC Deferred Compensation Plan		11/01/02		J (1)		52.194	

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
Options (Rights to Buy)							
Units of interest in the NCC Deferred Compensation Plan		11/01/02		J (1)		52.194	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(e.g., puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
		Common Stock	203,471.000		203,471.000	D	
		Common Stock	52.194		4,779.428	D	

Explanation of Responses:

(1) National City Corporation consolidated many of its deferred compensation components into one plan on September 30, 2001. The units of interest in the NCC stock fund under this plan represents the balance that were "invested" in these other plans together with the reinvestment of dividends credited to these investments.

/s/ Philip L. Rice	
By Carlton E. Langer, Attorney-in-Fact	11/01/02
**Signature of Reporting Person	Date

_____

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David L. Zoeller, Carlton E. Langer and Thomas A. Richlovsky, and each of them, as the true and lawful attorney or attorneys-in-fact, with the full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the beneficial ownership of shares of Common Stock, par value $4.00 per share, of National City Corporation (the "Company"), including, without limitation, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4 and all annual statements of beneficial ownership on Form 5, all successor or similar forms and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements to any such statements, reports or forms, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises (including, without limitation, completing, executing and delivering a Form ID to apply for electronic filing codes), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 16 of the Securities Exchange Act of 1934 or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

/s/ Philip L. Rice
_____
Philip L. Rice

Date: August 15, 2002